UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _________

Commission File Number _________

NEW FOUND GOLD CORP.

(Exact name of registrant as specified in its charter)

Canada	1040	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1430 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6

604 562-9664

(Address and telephone number of registrant’s principal executive offices)

CT Corporation

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares, no par value	NFGC	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes            ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

FORWARD LOOKING STATEMENTS

This Registration Statement on Form 40-F, including the exhibits hereto (collectively, the “Form 40-F”) contains forward looking statements which reflect management's expectations regarding the Registrant’s future growth, results from operations (including, without limitation, statements about the Registrant’s opportunities, strategies, competition, expected activities and expenditures as the Registrant pursues its business plan, the adequacy of the Registrant’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “predicts”, “projects”, “targets”, “plans”, “expects”, “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to; the Registrant’s Queensway Project (the Queensway Project”) and the Registrant’s planned and future exploration on the Queensway Project and its other mineral properties; the Registrant’s goals regarding exploration and potential development of its projects; the Registrant’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Provinces of Newfoundland and Labrador and Ontario; the Registrant’s compensation policy and practices; the Registrant’s expected reliance on key management personnel, advisors and consultants; effects of the novel COVID- 19 outbreak as a global pandemic.

Forward-looking statements are not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Form 40-F including, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Registrant’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Registrant’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Queensway Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favorable such that the Registrant is able to operate in a safe, efficient and effective manner; the Registrant’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favorable terms; obtaining required renewals for existing approvals, licenses and permits on favorable terms; requirements under applicable laws; sustained labor stability; stability in financial and capital goods markets; expectations regarding the level of disruption to exploration at the Queensway Project as a result of COVID 19; availability of equipment.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Registrant to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Registrant may fail to find a commercially viable deposit at any of its mineral properties; there are no resources or mineral reserves on any of the properties in which the Registrant has an interest; the Registrant’s plans may be adversely affected by the Registrant’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Registrant when required or, if available, the terms of such financing may not be favorable to the Registrant; fluctuations in the demand for gold; the Registrant may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Registrant’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Registrant’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Registrant has a material interest will not be challenged or impugned; the Registrant faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Registrant; public health crises such as the COVID-19 pandemic may adversely impact the Registrant’s business; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Registrant is largely dependent on the performance of its directors and officers; the Registrant’s operations may be adversely affected by First Nations land claims; the Registrant and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Registrant’s business; the Registrant may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favor of the Registrant; the Registrant’s future profitability may depend upon the world market prices of gold; there is no existing public market for the Registrant’s securities and an active and liquid one may never develop, which could impact the liquidity of the Registrant’s securities; dilution from future equity financing could negatively impact holders of the Registrant’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Registrant’s business; the Registrant’s projects now or in the future may be adversely affected by risks outside the control of the Registrant; the Registrant is subject to various risks associated with climate change; other factors discussed under “Risk and Uncertainties” in the Registrant’s most recent Annual Information Form and Management’s Discussion and Analysis.

Although the Registrant has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Registrant cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this Form 40-F and the Registrant disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Technical disclosure regarding the Registrant’s properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves ("CIM Definition Standards").

Canadian standards, including NI 43-101, differ significantly from the historical requirements of the Securities and Exchange Commission (the “SEC”), and mineral reserve and resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). Under the SEC Modernization Rules, the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Therefore, the Registrant’s mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.64, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The Registrant is authorized to issue an unlimited number of Common Shares, without par value. All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Registrant on a liquidation, dissolution or winding-up of the Registrant and entitlement to any dividends declared by the Registrant. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Registrant, or any other distribution of the assets of the Registrant among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Registrant of all of its liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Registrant’s board of directors in respect of the Common Shares on a pro rata basis. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

/s/ Michael Kanevsky
Name: Michael Kanevsky
Title: Chief Financial Officer

Date: September 17, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents

99.1*	Annual Information Form for the year ended December 31, 2020

99.2*	Annual Information Form for the year ended December 31, 2019

99.3*	Management’s Discussion and Analysis for the year ended December 31, 2020 and 2019

99.4*	Audited Annual Financial Statements for the years ended December 31, 2020 and 2019

99.5*	Management’s Discussion and Analysis for the three and six months ended June 30, 2021 and 2020

99.6*	Unaudited Condensed Interim Financial Statements for the three and six months ended June 30, 2021 and 2020

99.7*	Management’s Discussion and Analysis for the three months ended March 31, 2021 and 2020

99.8*	Unaudited Condensed Interim Financial Statements for the three months ended March 31, 2021 and 2020

99.9*	Management’s Discussion and Analysis for the three and nine months ended September 30, 2020 and 2019

99.10*	Unaudited Condensed Interim Financial Statements for the three and nine months ended September 30, 2020 and 2019

99.11*	Management’s Discussion and Analysis for the six months ended June 30, 2020 and 2019

99.12*	Unaudited Condensed Interim Financial Statements for the six months ended June 30, 2020 and 2019

99.13*	Management Information Circular dated August 13, 2021

99.14*	Material Change Report dated September 15, 2021

99.15*	Material Change Report dated September 8, 2021

99.16*	Early Warning Report dated April 8, 2021

99.17*	Material Change Report dated August 24, 2021

99.18*	Material Change Report dated August 17, 2021

99.19*	Material Change Report dated August 12, 2021

99.20*	Material Change Report dated July 6, 2021

99.21*	Material Change Report dated June 30, 2021

99.22*	Material Change Report dated June 23, 2021

99.23*	Material Change Report dated June 15, 2021

99.24*	Material Change Reports dated May 26, 2021

99.25*	Material Change Report dated May 12, 2021

99.26*	Material Change Report dated May 4, 2021

99.27*	Material Change Report dated April 27, 2021

99.28*	Material Change Report dated April 20, 2021

99.29*	Material Change Report dated April 16, 2021

99.30*	Material Change Report dated April 7, 2021

99.31*	Material Change Report dated March 29, 2021

99.32*	Material Change Report dated March 23, 2021

99.33*	Material Change Reports dated March 18, 2021

99.34*	Material Change Report dated March 10, 2021

99.35*	Material Change Report dated March 1, 2021

99.36*	Material Change Report dated February 23, 2021

99.37*	Material Change Report dated February 11, 2021

99.38*	Material Change Report dated February 1, 2021

99.39*	Material Change Report dated January 11, 2021

99.40*	Material Change Report dated January 7, 2021

99.41*	Material Change Report dated January 4, 2021

99.42*	Material Change Report dated December 17, 2020

99.43*	Material Change Report dated December 11, 2020

99.44*	Material Change Report dated November 16, 2020

99.45*	Material Change Report dated October 27, 2020

99.46*	Material Change Report dated September 10, 2020

99.47*	Material Change Report dated September 3, 2020

99.48*	Material Change Report dated September 1, 2020

99.49*	Material Change Reports dated August 21, 2020

99.50*	Material Change Report dated August 10, 2020

99.51*	Notice of Change of Auditor from Deloitte LLP to Crowe MacKay LLP as of October 28, 2020

99.52*	Notice of Change of Auditor from DNTW Toronto LLP to Deloitte LLP as of October 9, 2020

99.53*	Notice of Meeting and Record Date with respect to the annual general meeting and special meeting of New Found Gold Corp. shareholders held on September 17, 2021

99.54*	Statement of Executive Compensation for the fiscal year ended December 31, 2020

99.55**	Technical Report on the Queensway Project, Newfoundland dated May 27, 2021

99.56**	Technical Report on the Queensway Project, Newfoundland dated July 15, 2020

99.57**	Technical Report on the Queensway Project, Newfoundland dated June 20, 2020

99.58**	Agency Agreement dated July 31, 2020, between New Found Gold Corp., Canaccord Genuity Corp., BMO Nesbitt Burns Inc. and Desjardins Securities Inc.

99.59**	Underwriting Agreement dated August 19, 2021, between New Found Gold Corp., Canaccord Genuity Corp., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Clarus Securities Inc. and Desjardins Securities Inc.

99.60**	Consent of Crowe MacKay LLP

99.61**	Consent of Stefan Kruse, Ph.D., P.Geo

99.62**	Consent of Rene Sterk, MSc MAIG (RPGeo) FAusIMM CP(Geo) MSEG

99.63**	Consent of Greg Matheson, P. Geo., Chief Operating Officer

99.64**	Consent of Dawn Evans-Lamswood, M.Sc. P.Geo

* Filed herewith

** To be filed by amendment